                                                                   EXHIBIT 11(I)

                           EAGLE USA AIRFREIGHT, INC.
                  COMPUTATION OF PRO FORMA PER SHARE EARNINGS
                                  (UNAUDITED)
             (IN THOUSANDS, EXCEPT PER SHARE AND FOOTNOTE AMOUNTS)

                                                                               NINE MONTHS ENDED
                                                                                    JUNE 30,
                                                                               1995         1996
                                                                            ---------   -----------
  Pro forma net income  . . . . . . . . . . . . . . . . . . . . . . . . .  $    5,659   $     7,763

  Shares used in computing pro forma net income per share (1):
    Weighted average number of shares outstanding   . . . . . . . . . . .      12,000        15,779
    Incremental shares attributed to outstanding options (2)  . . . . . .       1,067         1,308
    Shares issued to James R. Crane for acquisition of subsidiaries   . .         446           446
    Shares for distributions paid from net proceeds of the initial
    public offering (3)   . . . . . . . . . . . . . . . . . . . . . . . .       1,075           339
                                                                           ----------   -----------
        Total shares  . . . . . . . . . . . . . . . . . . . . . . . . . .      14,588        17,872
  Pro forma net income per share (1)  . . . . . . . . . . . . . . . . . .  $     0.39   $      0.43
                                                                           ==========   ===========

_____________
(1) On July 8, 1996, the Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable to shareholders of record on July 24, 1996. All references in the financial statements to number of shares outstanding and related prices, per share amounts and stock option plan data have been retroactively restated to reflect the split.

(2) Calculated assuming exercise of options for 1,779,962 and 2,434,004 shares of common stock with prices ranging from $1.25 to $18.75 per share based upon the average estimated market price of $3.13 and $12.60 for the period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common equivalent shares issued during the 12-month period prior to an initial public offering at prices substantially below the public offering price are presumed to have been issued in contemplation of the initial public offering and have been included in the calculation as if they were outstanding since the beginning of the period presented (using the treasury stock method and the public offering price).

(3) Calculated for 1996 by dividing the sum of the Special Distribution Notes ($10,910,000) paid from the net proceeds of the offering by the net proceeds price per share from the offering of $15.03 (pre split) and weighted based upon the days the notes were outstanding during the first quarter of 1996. Calculated for 1995 by dividing the sum of the S Corporation retained earnings to be distributed to S Corporation shareholders earned through June 30, 1995 by the net proceeds price per share from the offering of $15.03 (pre split).